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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

Allergy Research Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

Susan Levine, 30806 Santana Street, Hayward, CA 94544, (800) 545-9960
--------------------------------------------------------------------------------
                                 (CUSIP Number)

01849R
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

May 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 01849R                       13D                     Page 2 of 4 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Susan Levine
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
USA
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         None.
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           9,810,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           150,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    9,960,000
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
9,960,000
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
66%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

Allergy Research Group, Inc. (the "Company")
Common Stock, $0.001 par value
30806 Santana Street
Hayward, California 94544

ITEM 2. IDENTITY AND BACKGROUND

     (a) Susan Levine

     (b) 30806 Santana Street, Hayward, California 94544

     (c) Secretary

     (d) N/A

     (e) N/A

     (f) U.S. Citizen


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 31, 2002, Susan Levine, together with her spouse, Dr. Stephen R. Levine, used personal funds to purchase 10,000 shares of common stock in the open market pursuant to Rule 10b-18 of the Securities Exchange Act of 1934 at a per share price of $0.16, for an aggregate purchase price of $1,600,in conjunction with the Company's Stock Repurchase Program.

In January 1999, the Company issued options to purchase 150,000 shares of common stock to Susan Levine as compensation for her services as an officer of the Company. The options are fully vested and exercisable for an exercise price of $2.00 per share. The options will expire on the five year anniversary of the date of grant.

On February 3, 1998, the Company issued 6,800,000 shares of restricted common stock to Dr. Levine and Mrs. Levine in exchange for all of the outstanding common shares of NutriCology, Inc. under Section 4(2) of the Securities Act. As a part of that transaction, the Levines also acquired 3,000,000 restricted shares of the Company's common stock from Hermal Rayat, a former officer and director of the Company.

ITEM 4. PURPOSE OF TRANSACTION

On February 3, 1998, the Company issued 6,800,000 shares of restricted common stock to Dr. Levine and Mrs. Levine in exchange for all of the outstanding common shares of NutriCology, Inc. under Section 4(2) of the Securities Act. As a part of that transaction, the Levines also acquired 3,000,000 restricted shares of the Company's common stock from Hermal Rayat, a former officer and director of the Company.

In January 1999, the Company issued options to purchase 150,000 shares of common stock to Susan Levine as compensation for her services as an officer of the Company. The options are fully vested and exercisable for an exercise price of $2.00 per share. The options will expire on the five year anniversary of the date of grant.

On May 31, 2002, Susan Levine, together with her spouse, Dr. Stephen A. Levine, purchased 10,000 shares of common stock in the open market pursuant to Rule 10b-18 of the Securities Exchange Act of 1934 at a per share price of $0.16, for an aggregate purchase price of $1,600,in conjunction with the Company's Stock Repurchase Program. The Levines have indicated an intention to make repurchases of approximately 1,000,000 shares of the Company's common stock under the Rule 10b-18 guidelines, as well as Section 16(a) restrictions on insider trading.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of May 31, 2002, Susan Levine holds 9,810,000 shares of the Company's common stock, and options to purchase an additional 150,000 shares of common stock at $2.00 per share, representing 66% of the outstanding shares of the Company's common stock.

         (b) The power to vote and the power to dispose of such shares is as follows:

         Sole power to vote or direct the vote: None.

         Share power to vote or direct the vote: 9,810,000 shares held jointly with spouse.

         Sole power to dispose or direct the disposition: 150,000.

         Share power to dispose or direct the disposition: 9,960,000 (150,000 shares subject to options and 9,810,000 held jointly with spouse).

         (c) On May 31, 2002, Susan Levine purchased 10,000 shares of common stock on the open market at a price of $0.16 per share under Rule 10b-18.

         (d) The shares acquired by Susan Levine on May 31, 2002 are held jointly with her spouse.

         (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2002
----------------
Date

/S/ Susan Levine
-----------------------------
Signature


Susan Levine, Secretary
----------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)